Corporate Communications	Exhibit 99.1

CNH Industrial N.V. announces renewal of the Euro 1.75 billion 5 year committed revolving credit facility

London, June 20, 2016

Today CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) signed the renewal of a Euro 1.75 billion 5 year committed revolving credit facility, intended for general corporate purposes of the Group.

The renewal extends the maturity of the previous facility of Euro 1.75 billion from November 2019 until June 2021.

Favorable market conditions and strong support by key relationship banks allowed CNH Industrial to achieve the extension whilst improving the existing terms.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

Corporate Communications

CNH Industrial

E-mail: mediarelations@cnhind.com

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom